Exhibit 10.18
FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT
Dated January 25, 2007
Eagle Operating, Inc. (“Seller”) and Petro Resources Corporation (“Buyer”) have entered into a Purchase and Sale Agreement dated as of December 11,2007 and covering certain properties in Bottineau, Burke, Renville and McHenry Counties, North Dakota (the “Agreement”).
In consideration of the mutual promises contained herein, the benefits to be derived by each party hereunder and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller desire to amend the Agreement as to the particular provisions set forth below:
1.	Throughout the Agreement, including all exhibits, “Petro Resources Corporation, a Delaware Corporation” shall be changed to “PRC Williston LLC, a Delaware Limited Liability Corporation”.

2.	Article 1.01(a) shall be amended to read as follows:
“An undivided fifty percent (50%) of Seller’s right, title and interest in the oil and gas wells, saltwater disposal and water wells and injection wells (whether or not currently producing) (the “Wells”) and the lands upon which the Wells are located as described in Exhibit “A” hereto (“Lands”, together with a like share of Seller’s interest in and to (i) all leases, mineral interests, and other oil and gas properties (“Leases”) as described in Exhibit “A” 1 hereto and all rights, privileges, benefits and powers conferred upon the holder of the Leases with respect to the use and occupation of the surface of the Lands that may be necessary, convenient or incidental to the possession and enjoyment of the Leases, (ii) all rights in respect of any pooled or unitized acreage located in whole or in part within the Lands by virtue of the Leases, including rights to production from the pool or unit allocated to any Leases being a part thereof, regardless of whether such production is from the Lands covered by the Lease(s), (iii) all rights, options, titles and interests within the Lands subject to the Leases irrespective of how earned, and (iv) all tenements, hereditaments and appurtenances belonging to any of the foregoing;”
3.	Article 1.01(d) shall be amended to read as follows:
“A like interest in and to all easements, licenses, authorizations, permits and similar rights and Properties applicable to, or pertinent to, the ownership of the Leases and Lands and the ownership and operation of the Wells;”
4.	Article 2.01(d) shall be amended to read as follows:
Purchase Price. The consideration paid by seller for the properties (i)Ten Million Dollars ($10,000,000.00) in U.S. funds to be paid at closing and (ii) Ten Million Dollars ($10,000,000.00) worth of Petro Resources Corporation common stock (said stock will be subject to restriction set forth pursuant to the Securities and Exchange Commission Rule 144); the number of shares to be issued shall be determined by dividing $10,000,000 by the average closing price of said stock for the five trading days immediately prior to closing (the “Purchase Price”), which shall be adjusted as set forth in Section 2.02 below. Buyer represents that it bas full authority to issue the common stock referenced above. All adjustments to thé purchase price shall be made in cash.
“In the event the shares of common stock issued to Seller pursuant to this provision exceed 19.9% of the outstanding common stock of Petro Resources Corporation (by calculation as provided for in this Article 2.01) Buyer will issue 19.9% of Petro Resources Corporation outstanding common stock plus an additional cash payment so that the value of the stock and the additional cash equal Ten Million Dollars ($10,000,000).

Notwithstanding toe foregoing, Seller agrees to waive any rights to a vendor’s lien or similar action as a mechanism to secure the payment of the project funding provided for as part of the “Purchase Price”. Seller continues to have all rights and remedies provided for herein related lo non-performance regarding project funding.
The term Purchase Price as used in Article 2.02 shall be limited to only the Twenty Million Dollars in cash and stock provided for above and shall not include the Forty Five Million Dollars in project funding.”
5.	The following language shall be inserted as Article 20.02(b)(iv):
“Six Hundred Thousand Dollars ($600,000) which has been paid by Buyer to Seller in consideration for Seller agreeing to extend the Closing Date,”
6.	Article 3.01 shall be amended to read as follows:
“Buyer agrees to provide $45,000,000 (“Project Funding”) in net funding to cover 100% (proportionately reduced to the interest of Buyer and Seller in any given project) of the mutually agreed upon capital costs associated with creating secondary recovery units encompassing the Properties, drilling/converting wells to enhance secondary recovery operations, drilling of development and/or exploration wells on existing Leases, acquiring additional producing properties in North Dakota, acquiring undeveloped oil and gas leasehold and/or contractual rights to oil and gas leasehold, shooting/acquiring seismic data and drilling test wells (“Development Program”). Exhibit “C” hereto is a “Business Plan” which shall include a description of projects to be undertaken, a timeline estimating when each project will be commenced, and a budget estimating the anticipated costs of each project.” Notwithstanding the preceding, the $45,000,000 Project Funding is an additional obligation of the Buyer separate and apart from the consideration being paid for the Properties, and upon the payment of the Purchase Price as provided for herein, the Properties shall be conveyed to Buyer and such conveyance shall be an absolute conveyance and not effected by the provisions of this Article III with respect to the Project Funding obligations.
7.	Article 3.04 shall be amended to read as follows:
“Exhibit “C” hereto is a “Business Plan” which shall include a general description of projects to be undertaken, a timeline estimating when each project will be commenced, and a budget estimating the anticipated costs of each project. Regular meetings (at least quarterly) shall be held to create and approve the current Business Plan for each quarter and to adjust the allocation of Development Program capital as needed (each “project that is a part of the Business Plan is an “Approved Project”). Such meetings shall be held in the offices of Seller located in Kenmare, North Dakota, or at any other mutually acceptable location. The current Business Plan, in place at any given time, shall serve as authorization for Seller to perform the projects identified prior to the next regular meeting. It is not the intent of this agreement to require Seller to obtain expenditure approval for individual projects that are previously agreed to and included in the current Business Plan. If, after a project has been initiated and the contemplated results are not being achieved, the provisions of Article 3.07 may be implemented at any time.”
8.	Article 3.05 shall be amended to read as follows:
“If Buyer elects not to fund any project which involves the Properties and which is set forth in the Business Plan as attached hereto or included in the current Business Plan as amended at a later date, the Parties will continue to own and operate the properties as they have in the past. Notwithstanding the foregoing, Seller shall have the right to propose any project pursuant to the governing Joint Operating Agreement or Unit Operating Agreement and, in the event Buyer elects not to participate in thé proposed project, Buyer shall be subject the applicable non-consent penalties. Said operations will not be part “Project Funding” described in Article 3.01 hereto. Regardless of whether or not Buyer agrees to participate in a unit proposed by Seller, Buyer agrees to fully support Seller’s unitization application and all efforts associated therewith.”

9.	Article 3.06 shall be amended to read as follows:
“As it relates to capital expenditures on Other Projects, the parties agree that (i) if Buyer has participated in every Approved Project proposed by Seller during the aforementioned five (5) year term then all unspent funds (the unspent portion of project funding allocated to Other Projects) shall be the sole property of Buyer, (ii) if Buyer has not participated in every Approved Project proposed by Seller, and there are funds allocated to Other Projects, this provision shall be extended by two years and Seller shall be obligated during that two year term to present a sufficient number of projects to spend at least three times the amount of the unspent funds. If at the end of the extended term there remain unspent funds, said funds shall be owned 50% by Seller and 50% by Buyer and, in order to accomplish this, Buyer will be required to pay Seller an amount of cash equal to 50% of the unspent amount allocated to Other Projects.”
10.	Article 3.08 shall be amended to read as follows:
“Nothing herein shall limit either Buyer or Seller from conveying portions of their interests in any or all of the Properties to third parties or from encumbering any of the Properties with mortgages or liens.”
11.	Article 3.09 shall be amended to read as follows:
“It is agreed and understood that the $45,000,000 Project Funding shall not be used to pay routine operating, repair, maintenance and overhead costs associated with the Properties. By way of example “routine operating, repair, maintenance and overhead costs” shall include, but not be limited to, pumper’s expense, overhead and administrative costs, utilities, road and site maintenance, and chemicals. Capital costs to be funded by the aforementioned $45,000,000 shall include, but not be limited to, drilling/converting wells to enhance secondary recovery operations, drilling development and/or exploration wells on existing Leases, acquiring additional producing properties in North Dakota, acquiring undeveloped oil and gas leasehold and/or contractual rights to oil and gas leasehold, shooting/acquiring seismic data and drilling test wells, non-routine repairs to wells and changes in equipment in excess of $10,000 that are required to advance the enhancement of oil recovery (i.e. replacing cavity pumps in source water wells, changing out pumping units to maximize efficiency, etc.).”
12.	Article 3.10 shall be amended to read as follows:
“During the period between the execution of that certain “Binding Letter of Intent” dated October 11, 2006 and the Closing date, all capital costs associated with creating secondary recovery units encompassing the Properties, including, but not limited to the costs associated with drilling and/or converting wells to enhance secondary recovery operations relating to the Properties, shall be reimbursed to Seller from the $45,000,000 in funding provided by Buyer pursuant to this Article 3. Seller shall not undertake any acts or incur any expenses which it would not otherwise take to develop the Properties in the absence of this agreement. Reimbursement shall be due Seller only if the transaction contemplated herein closes, and shall be payable at closing and upon submission by Seller to Buyer of documentation sufficient to identify and justify such costs as related to the development of the Properties. In the event that the transaction does not close due to failure of any of the conditions in Article 9.03 of this Agreement, Buyer shall have no obligation to reimburse Seller for any costs incurred by Seller in developing the Properties. During the period between the execution of this Agreement and the Closing date, Seller shall consult with Buyer on any expenditure in excess of $100,000.”
13.	Article 3.11 shall be amended to read as follows:
“Seller is currently involved in exploration and development activities on properties which are identified on Exhibit “D” hereto. Seller and Buyer agree to establish an Area of Mutual Interest (“AMI”) consisting of the State of North Dakota less and except the properties identified on Exhibit “D”. For a period of three years from the Effective Time hereof, Seller will offer Buyer the opportunity to include any Prospects identified by Seller within the AMI in the Development Program. Buyer shall have no obligation to include any given Prospect in the Development Program. Prospect shall be defined as any project involving the acquisition of seismic data, leasehold, farmins, mineral interests, producing properties, third party generated deals; and/or drilling of wells. During the term of a the AMI Buyer agrees to offer Seller 50% of Buyer’s interest in any Prospects and or properties which Buyer acquires in north Dakota. Without mutual agreement of the parties such properties will not be included in the Development program.”
14.	The following language shall be inserted Article 6.01 (m):
“Seller represents, with respect to the Properties, that there are no preferential rights to purchase, no gas imbalances, no defaults by (third-parties under any applicable contracts, no pending litigation or to the best of Seller’s knowledge, contemplated litigation and no suspense accounts that will encumber the interest of Buyer”
15.	With regard to Article 7.01(a), Seller agrees to waive any confidentiality obligations as to any party (including such party’s consultants and/or representatives) who provides Buyer with financing for the transaction contemplated by this Agreement.

16.	Article 8.04 shall be amended to read as follows:
“As used in this Agreement the term “Title Defect” shall mean any defect which renders title to a Property less than marketable title or any breach of the representation in Section 6.01(K).”
17.	Article 8.05(d) shall be amended to read as follows;
“With respect to any Title Defect that Seller elects not to cure, Seller and Buyer shall mutually agree to transfer the Property subject to such Title Defect to Buyer and the Purchase Price shall be reduced by the Title Defect Amount. If the aggregate of all adjustments to the Purchase Price for Title Defects arid Environmental Defects is less than $3.25 million, then no adjustment shall apply. However, if the aggregate of all adjustments to the Purchase Price for Title Defects exceeds $3.25 million, then the entire amount of the Title Defects and Environmental Defects shall apply without the $3.25 million deductible.”
18.	Article 8.06 shall be amended to read as follows:
(a)	Prior the July 21,2007, Buyer may conduct a field inspection of the Properties and Buyer may further secure, at its sole risk, cost and expense, an environmental audit of all or any of the Properties. At Buyer’s request, Seller will make arrangements with the operator of the Properties for Buyer, or Buyer’s representatives, to conduct the inspection or audit. If obtained, Buyers shall immediately furnish a copy of such environmental audit to Seller and the contents of such environmental audit shall remain confidential unless required to be disclosed by any rule, order or governmental proceeding.

(b)	As used herein, Environmental Defect shall mean any material environmental defect relating to the Properties in the nature of environmental pollution or contamination, including pollution of the soil, ground water or the air; underground injection activities and waste disposal on site or offsite; failure to comply with applicable land use, surface disturbance, licensing or notification requirements; or violations of environmental or land usé rules, regulations, demands or orders of appropriate state or federal regulatory agencies.

(c)	As Used herein, Environmental Defect Amount means the cost to remediate such Environmental Defect in accordance with applicable environmental laws. Notwithstanding the foregoing, if the aggregate of all adjustments to the Purchase Price for Environmental Defects and Title Defects is less than $3.25 million, then no adjustment shall apply. However, if the aggregate of all adjustments to the Purchase Price for Environmental Defects and Title Defects

exceeds $3.25 million, then the entire amount of the Environmental Defects and Title Defects shall apply without the $3.25 million deductible.
(d)	If Buyer discovers any Environmental Defect, Buyer shall give Seller notice of such Environmental Defect as soon as reasonably practicable after said defect is discovered but in no event later than August 10, 2007. Such notice shall be in writing and shall include (i) a description of the Environmental Delect and (ii) the Environmental Defect Amount therefore. Buyer shall be deemed to have waived all Environmental Defects of which Buyer has not given timely notice to Seller thereof.

(e)	Seller shall notify Buyer in writing not later August 20, 2007 whether Seller elects to cure the alleged Environmental Defect. If Seller has elected to cure the Environmental Defect, Buyer shall have one hundred eighty (180) days after August 20, 2007 to cure the alleged defect to the satisfaction of the North Dakota Industrial Commission.

(f)	Notwithstanding any terms contained in this Agreement to the contrary, in the event the aggregate amount of the Environmental Defects and the Title Defects set forth in Section 8.05 hereinabove which Seller does not timely agree to cure exceeds twenty percent (20%) of the Purchase Price, either Seller or Buyer may elect to terminate this Agreement, the Properties will be reassigned from Buyer to Seller and all stock cash and amounts expended by Buyer pursuant to this Agreement shall be refunded to Buyer.
19.	The Closing Date set forth in Article 10.01 shall be changed to “on or before February 21,2007”.
     EXECUTED as of the date first above mentioned.

Eagle Operating Inc.

By:	/s/ Robert Mau Robert Mau, President

Petro Resources Corporation

By:	/s/ Wayne P. Hall Wayne P. Hall, Chairman and Chief Executive Officer